Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 7 DATED OCTOBER 7, 2021

TO THE PROSPECTUS DATED APRIL 15, 2021

We are providing this Supplement No. 7 to you in order to supplement our prospectus dated April 15, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC. Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	information about the Company’s portfolio; and
•	information about the beneficial ownership of our shares.

Our Portfolio

The following disclosure adds a new sub-section entitled “Douglas Machines Corp.” under the section “Our Portfolio” which appears on page 92 of the Prospectus.

Douglas Machine Corp.

Overview. On October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, acquired an approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. (“Douglas”). The remaining Douglas capital stock is owned by members of the Douglas executive management team and existing pre-closing owners. In connection with the transaction, our indirect wholly-owned subsidiary, Douglas Machines Buyer, Inc., (the “Buyer”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Douglas and Douglas Acquisition Company, LLC (the “Seller”) pursuant to which the Seller received aggregate consideration of approximately $40.7 million which included rollover investment from existing pre-closing owners and is subject to certain customary escrow related and post-closing adjustments (“Douglas Acquisition”). Additionally, through a Note Purchase Agreement dated October 7, 2021 (the “Note Purchase Agreement”), we, through our wholly-owned subsidiary, DM Strategic Capital DebtCo, LLC, made an approximately $15.0 million debt investment in Douglas in the form of senior secured notes.

Company Overview. Founded in 1979 and headquartered in Clearwater, FL, Douglas is a leading manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the novel coronavirus (“COVID-19”) pandemic. As a “one stop solution” for many of its customers, Douglas is a market leader in a niche industry with approximately 20% market share in the “clean-out-of-place” core segment as of June 30, 2021. The clean-out-of-place core segment generally refers to machinery where equipment and parts are removed from their operational area for cleaning.

Investment Highlights. We believe Douglas is well positioned for steady growth in an industry that is estimated to grow approximately 5% per year. We believe this potential growth is supported by increased food safety requirements and greater adoption of automated sanitation systems. We also believe that Douglas’ product offering offers a potentially high return on investment for its customers, typically generating significant savings in labor and water costs. Revenue for Douglas has grown at an approximately 9% compound annual growth rate from the fiscal year ended June 30, 2012 to the fiscal year ended June 30, 2021.

Growth Opportunities. We believe the following are key growth opportunities for Douglas: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) operational efficiencies, (iv) accretive acquisitions and (v) international expansion.

1

Security Ownership

The following disclosure replaces it is entirety the section entitled “Security Ownership” which appears on page 131 of the Prospectus.

SECURITY OWNERSHIP

The following table sets forth, as of October 1, 2021, information with respect to the beneficial ownership of our shares by:

●	each person known to us to beneficially own more than 5% of any class the outstanding shares;
●	each of our directors and named executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power, based upon the information furnished to us by such shareholders, directors and officers.

Name and Address(1)	Number of Shares Beneficially Owned	Percentage of all Shares(2)
James M. Seneff, Jr	220,697 (3)(4)	1.56%
Arthur E. Levine	100,000 (5)	*
Mark D. Linsz	2,258 (4)	*
Benjamin A. Posen	2,000 (4)	*
Robert J. Woody	4,572 (4)	*
Chirag J. Bhavsar	19,079 (4)	*
Tammy J. Tipton	2,764 (4)	*
Brett A. Schlemovitz	10,301 (4)	*
All officers and directors as a group (8 persons)	581,671 (4)	4.10%

*	Represents beneficial ownership of less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o CNL Strategic Capital, LLC, 450 South Orange Avenue, Orlando, FL 32801-3336.
(2)	Based on a total of 14,197,275 Shares outstanding as of October 1, 2021.
(3)	Represents 60,697 Class FA shares held of record by the Manager, CNL Strategic Capital Management, LLC, an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff. Also represents 160,000 Class FA shares held of record by CNL Strategic Capital Investment, LLC, which is indirectly wholly owned by Mr. Seneff.
(4)	Represents common shares purchased in our private offerings.
(5)	Represents 100,000 Class FA shares held of record by the Leichtman-Levine Living Trust, an affiliate of the Sub-Manager, of which Mr. Levine is an indirect beneficial owner.

2